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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FINANCIAL INSTITUTIONS, INC.
(Name of Issuer)
COMMON STOCK $.01 PAR VALUE
(Title of Class of Securities)
317585 40 4
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	317585 40 4	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Five Star Bank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	5	SOLE VOTING POWER:

NUMBER OF		843,464

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		843,464

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	843,464

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.44%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

CUSIP NO. 317585 40 4	13G	Page 3 of 4 pages
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
FINANCIAL INSTITUTIONS, INC.
(Name of Company)

ITEM 1(A).	NAME OF ISSUER:

Financial Institutions, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

220 Liberty Street, Warsaw, New York 14569

ITEM 2(A).	NAME OF PERSON FILING:

Five Star Bank

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

220 Liberty Street, Warsaw, New York 14569

ITEM 2(C)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Common Stock $.01 par value

ITEM 2(E)	CUSIP NUMBER:

317585 40 4

ITEM (3)	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (B), OR 13D-2 (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”)

(b)	☑	Bank as defined in Section 3 (a) (6) of the Act

(c)	☐	Insurance Company as defined in Section 3 (a) (19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule13d-1 (b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).
          If this statement is filed pursuant to Rule 13d-1(c), check this box.☐

CUSIP NO. 317585 40 4	13G Page	4 of 4 pages

ITEM 4.	OWNERSHIP

(A) AMOUNT BENEFICIALLY OWNED: 843,464 Common Stock $.01 par value

(B) PERCENT OF CLASS 7.44%

(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(I) SOLE POWER TO VOTE OR DIRECT THE VOTE: 843,464 Common Stock $.01 par value

(II) SHARED POWER TO VOTE OR DIRECT THE VOTE: None.

(III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF: 843,464 Common Stock $.01 par value

(IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF: None.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, he undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006

Robert G. Wells

Robert G. Wells VP & Senior Trust Officer Five Star Bank